UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
 of the Securities Exchange Act of 1934

TechTeam Global, Inc.
(Name of Subject Company (Issuer))

Platinum Merger Sub, Inc.
(Offeror)

a wholly-owned subsidiary of

Stefanini International Holdings Ltd
(Parent of Offeror)
 (Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 par value per share
 (Title of Class of Securities)

878311109
 (CUSIP Number of Class of Securities)

Antonio Carlos Barretto
Stefanini IT Solutions SA
Avenida Brigadeiro Faria Lima, 1355, 19th Floor
Sao Paulo, SP 001452-002
Brazil
Telephone:  011-55-11-3039-2065

 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Diane Holt Frankle, Esq.
DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California 94303
Telephone:  (650) 833-2000

 CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This filing on Schedule TO relates to a planned tender offer by Platinum Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Stefanini International Holdings Ltd, a company incorporated and registered in England and Wales (“Stefanini”), to purchase all outstanding shares of common stock, par value $0.01 per share, of TechTeam Global, Inc., a Delaware corporation (the “Company”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of November 1, 2010, by and among Stefanini, the Purchaser and the Company (the “Merger Agreement”).

Additional Information and Where to Find It

The tender offer to purchase shares of the Company’s common stock described in the Merger Agreement and the press release attached as an exhibit hereto has not yet commenced, and this document and the exhibit hereto are neither an offer to purchase, nor a solicitation of an offer to sell, any securities. The tender offer to purchase shares of the Company’s common stock will be made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer (the “Tender Offer Statement”), which the Purchaser will file with the SEC and mail to Company stockholders. At the time the tender offer is commenced, the Company will file a Solicitation / Recommendation Statement with respect to the tender offer (the “Recommendation Statement”). Security holders of the Company are advised to read the Tender Offer Statement and Recommendation Statement when they become available, because they will contain important information about the tender offer. Investors and security holders of the Company also are advised that they may obtain free copies of the Tender Offer Statement and other documents filed by Purchaser with the SEC (when these documents become available) and the Recommendation Statement and other documents filed by the Company, Stefanini and the Purchaser (when these documents become available) on the SEC’s website at http://www.sec.gov. In addition, free copies of the Tender Offer Statement and related materials may be downloaded (when these documents become available) from the Company’s website at: http://www.techteam.com/investors/sec-filings; and free copies of the Recommendation Statement and related materials may be obtained (when these documents become available) from the Company by written request to: TechTeam Global, Inc., Attn: Investor Relations, 27335 West 11 Mile Road, Southfield, Michigan 48033.

Item 12. Exhibits.

Exhibit	Exhibit Name

99.1	Joint Press Release, dated November 2, 2010, of Stefanini International Holdings Ltd and TechTeam Global, Inc.